

October 17, 2011

Via E-mail
Mr. Marc E. Faerber
Chief Financial Officer
Amarantus Biosciences, Inc.
675 Almanor Ave.,
Sunnyvale, CA   94085

> **Re: Amarantus Biosciences, Inc.**
> **Form 10-K for the Year Ended October 31, 2010**
> **Filed January 28, 2011**
> **Form 8-K/A**
> **Filed June 3, 2011**
> **File No. 333-148922**

Dear Mr. Faerber:

We have reviewed your September 22, 2011 response to our September 8, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 8-K/A filed June 3, 2011

Accounting Treatment; Change of Control, page 6

1. We acknowledge your reference to disclosures in Note 4 of your Form 10-Q for the quarterly period ended June 30, 2011 filed on September 15, 2011 in response to our prior comment three. Please provide us proposed revised disclosure to be included in future periodic reports that addresses the following:
   - Remove reference to APB 16 in your disclosure and represent to us that you will remove references to pre-Codification accounting literature designations from the financial statements and from other sections in future periodic reports and other future

filings. To the extent that you wish to reference authoritative guidance, please represent to us that you will reference Codification literature.

- Characterize your accounting for the May 25, 2011 Merger transaction as a "reverse recapitalization" instead of a "reverse-merger and a recapitalization."
- Explain that reverse recapitalization accounting only applies when a non-operating public shell company acquires a private operating company and the owners and management of the private operating company have actual or effective voting and operating control of the combined company.
- Explain that a reverse recapitalization is equivalent to the issuance of stock by the private operating company for the net monetary assets of the public shell corporation accompanied by a recapitalization with accounting similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets are recorded.
- Clarify that Jumpkicks, Inc. qualifies as a non-operating public shell company because all pre-merger business assets and liabilities were transferred to and assumed by the sole officer and director of Jumpkicks, Inc. prior to the completion of the May 25, 2011 Merger.
- If you must explain why the reverse recapitalization accounting is appropriate, please attribute it to a long-held position of the staff of the Securities and Exchange Commission as the acquisition of a non-operating public shell company does not qualify as a business for business combination purposes. In this regard, you reference that your accounting complies with APB 16, which is not currently authoritative as it was replaced by SFAS 141 and then by SFAS 141R which was codified into ASC Topic 805.

Exhibit 99.1: Financial Statements of Amarantus Therapeutics, Inc.
Annual Financial Statements
Notes to Financial Statements
Note 4: Significant Accounting Policies
Revenue Recognition, page 7

2. We acknowledge your reference to disclosures in Note 3 of your Form 10-Q for the quarterly period ended June 30, 2011 filed on September 15, 2011 in response to prior comment four. Please provide us proposed revised policy disclosure to be included in future periodic reports that clarifies when you recognize grant revenues; your statement in the referenced Form 10-Q that grant money received was recorded as revenue in accordance with certain Staff Accounting Bulletins is vague. Clarify in your proposed disclosure how you account for upfront, non-refundable fees received as referred to in the disclosure in the referenced Form 10-Q. Also, clarify in your proposed disclosure how you account for subsequent receipts and whether you have future performance or refund obligations associated with these receipts. Provide us proposed disclosure in the form of a new note to your financial statements that discloses the significant terms of your grant agreement with the Michael J. Fox Foundation, as disclosed on page 10 of the referenced Form 10-Q, and any other material grant agreements and how you account for them.

Separately demonstrate to us how your grant recognition policy complies with SAB 104 and any other authoritative literature you rely upon to support your accounting.

General

3. As previously requested, please have a duly authorized officer of the company provide a statement separately on EDGAR acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filings;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant